UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 27, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

SMITH & NEPHEW PLC

27 March 2025

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

This announcement is made in accordance with the UK Market Abuse Regulation (Regulation (EU) 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018).

1.   AWARD MADE UNDER THE SMITH & NEPHEW PLC DEFERRED SHARE BONUS PLAN

On 26 March 2025, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Company's Deferred Share Bonus Plan. The awards have been made in London and the number of Shares awarded has been calculated using a market price of £11.575 per Share, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's full year 2024 results on 25 February 2025.

A portion (50%) of the annual bonus earned by the following Executive Directors for performance during the year to 31 December 2024 has been deferred into share awards. The awards will normally vest on 26 March 2028. The Executive Directors will be required to hold the shares (after tax) for a further period of two years to 26 March 2030. The Executive Directors will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Awards granted on 26 March 2025 under the Smith & Nephew plc Deferred Share Bonus Plan.
Date of Transaction	2025 - 03 - 26
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (s)	Volume(s)	Aggregated information
Deepak Nath (Chief Executive Officer)	Director	£11.575	68,730	N/A Single Transaction
John Rogers (Chief Financial Officer)	Director	£11.575	40,900	N/A Single Transaction

2.   AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020

On 26 March 2025, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and the number of Shares awarded has been calculated using a market price of £11.575 per Share, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's full year 2024 results on 25 February 2025.

i.          DEFERRED BONUS PLAN AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

A portion of the annual bonus earned by the following PDMRs for performance during the year to 31 December 2024 has been deferred into share awards. These awards will normally vest in equal annual tranches over three years following the award date. PDMRs will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Deferred Bonus Plan awards granted on 26 March 2025 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2025 - 03 - 26
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£11.575	11,035	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£11.575	10,745	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	£11.575	11,093	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	£11.575	8,154	N/A Single Transaction
Rohit Kashyap (President AWM and Global Commercial Operations)	PDMR	£11.575	17,138	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£11.575	11,642	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£11.575	15,518	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	£11.575	15,339	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£11.575	7,583	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	£11.575	20,329	N/A Single Transaction

ii.         PERFORMANCE SHARE PROGRAMME 2025 AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

The Remuneration Committee has approved performance conditions attached to the vesting of these awards, which are detailed below. These awards will vest on 26 March 2028, subject to the achievement of the performance conditions which are measured over the period 1 January 2025 to 31 December 2027 as set out below.

The number of shares subject to the above awards are shown at maximum vesting. Should less than maximum vesting be achieved, participants will receive a reduced number of shares in accordance with actual performance. Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 26 March 2025 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2025 - 03 - 26
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	PDMR	£11.575	318,730	N/A Single Transaction
John Rogers (Chief Financial Officer)	PDMR	£11.575	172,246	N/A Single Transaction
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£11.575	59,092	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£11.575	57,534	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	£11.575	101,890	N/A Single Transaction
Rohit Kashyap (President AWM and Global Commercial Operations)	PDMR	£11.575	125,128	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£11.575	60,202	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£11.575	75,092	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	£11.575	79,320	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£11.575	20,734	N/A Single Transaction
Scott Schaffner (Global President Sports Medicine)	PDMR	£11.575	119,524	N/A Single Transaction

The performance conditions applying to the above awards have been determined by the Remuneration Committee:

Adjusted Earnings per Share (EPSA) (30% weighting)
EPSA is considered a simple and clear measure of absolute growth in line with our business strategy. The target that applies to the 2025-2027 award is:

EPSA CAGR
Below Threshold	Nil
Threshold	8%
Target	10.5%
Maximum	13%

Awards vest on a straight-line basis between threshold and target and between target and maximum.

Relative Total Shareholder Return (TSR) (30% weighting)
TSR is considered a simple and clear performance measure relative to a comparator group.  For the 2025-2027 award, TSR performance will be measured relative to two equally weighted comparator groups, which are the same as those adopted for the 2024-2026 PSP award granted in 2024.

Index	Weighting	Threshold	Maximum
FTSE 100 Peer Group	50%	Equal to Index	8% above Index
MedTech Peer Group	50%	Equal to Index	8% above Index

Awards vest on a straight-line basis between these points.

Return on Invested Capital (ROIC) (30% weighting)
ROIC aligns with our focus to ensure we return value on investments for our shareholders. The targets that apply to the 2025-2027 PSP aware are:

	Threshold	Target	Maximum
ROIC	9%	10%	11%
Vesting	25%	50%	100%

Awards vest on a straight-line basis between threshold and target and between target and maximum.

Strategic objective (10% weighting)
The strategic objective consists of metrics related to our ESG and sustainability framework, namely a reduction in our environmental impact (Scope 1 and 2 Greenhouse Gas emissions relative to a 2019 baseline). The target that applies to the 2025-2027 award is:

	Threshold	Target	Maximum
Scope 1 and Scope 2 GHG	72%	74%	76%
Vesting	25%	50%	100%

3.   AWARDS MADE UNDER THE RESTRICTED SHARE PLAN 2024

On 26 March 2025, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Restricted Share Plan 2024. The awards have been made in London and the number of Shares awarded has been calculated using a market price of £11.575 per Share, being the average of the quoted closing prices of a Share for the ten (10) dealing days immediately following the announcement of the Company's full year 2024 results on 25 February 2025.

The awards will normally vest in equal annual tranches over three years following the award date. In addition, Deepak Nath's award is subject to a reasonable judgement underpin. If the Remuneration Committee is not satisfied that the underpin has been met, the Committee may scale back the vesting (including to zero). In assessing the underpin, the Committee will consider a review of overall financial performance over the vesting period, whether there have been any sanctions or fines issued by a regulatory authority, whether there have been any material environmental, social or governance issues, whether a major safety incident has occurred and whether there has been material damage to the reputation of the Company.

Participants will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant vesting period.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Restricted Share awards granted on 26 March 2025 under the Smith & Nephew Restricted Share Plan 2024.
Date of Transaction	2025 - 03 - 26
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Status	Price (£)	Volume	Aggregated information
Deepak Nath (Chief Executive Officer)	PDMR	£11.575	132,804	N/A Single Transaction
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	£11.575	23,326	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	£11.575	22,711	N/A Single Transaction
Craig Gaffin (President, Global Orthopaedics)	PDMR	£11.575	38,648	N/A Single Transaction
Rohit Kashyap (President AWM and Global Commercial Operations)	PDMR	£11.575	47,463	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	£11.575	23,764	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	£11.575	38,534	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	£11.575	31,311	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	£11.575	10,107	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	£11.575	45,337	N/A Single Transaction

Philip Horner
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 27, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary